LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	4,720,236
Restricted cash		666,061
Cash segregated under federal and other regulations		70,502,625
Receivables from clearing organizations and other broker dealers		8,978,023
Commissions receivable		756,585
Due from customers		12,479,212
Due from brokers		7,657,584
Deposits with clearing organizations		11,480,535
Securities borrowed		93,924,570
Securities owned:		
Marketable, at fair value		9,515
Not readily marketable, at estimated fair value		1,492,499
Property and equipment, net		169,478
Prepaid expenses and other assets		168,723
Total assets	$	213,005,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities loaned	$	74,589,031
Payable to clearing organizations and other broker dealers		7,257,854
Due to customers		73,831,579
Due to brokers		10,044,348
Securities sold, not yet purchased, at fair value		5,906
Lines of credit		26,930,000
Accounts payable and accrued expenses		4,658,206
Due to parent		918,072
Total liabilities		198,234,996

Commitments and contingencies (Notes 12 and 15)

Subordinated borrowings   1,985,143

Stockholder's equity

Common stock - $1.00 par value;		
10,000 shares authorized, 725.667 shares issued and outstanding		726
Additional paid-in capital		5,269,192
Retained earnings		7,515,589
Total stockholder's equity		12,785,507
Total liabilities and stockholder's equity	$	213,005,646

See accompanying notes to consolidated financial statements.